As filed with the Securities and Exchange Commission on September 21, 1999	Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

MANATRON, INC.
(Exact Name of Registrant as Specified in Its Charter)

Michigan (State or Other Jurisdiction of Incorporation or Organization)	2970 South 9th Street Kalamazoo, Michigan 49009 (616) 375-5300	38-1983228 (IRS Employer Identification No.)
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

_____________________

Paul R. Sylvester President and Chief Executive Officer Manatron, Inc. 2970 South 9th Street Kalamazoo, Michigan 49009 (616) 375-5300	Copies of communication to:	Tashia L. Rivard Warner Norcross & Judd LLP 111 Lyon Street, N.W., Suite 900 Grand Rapids, Michigan 49503 (616) 752-2000
(Name, Address, Including Zip Code, and Telephone
Number, Including Area Code, of Agent for Service)
_____________________

          Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

          If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [   ]

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ] ___________________

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ] ___________________

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE
Title of Shares to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee(1)
Common Stock, no par value	200,000 shares	$6.25	$1,250,000	$347.50

(1)	Pursuant to Rule 457(c), the price is estimated solely for the purpose of calculating the registration fee and is based on the last sales price of the Registrant's Common Stock on The Nasdaq SmallCap Market on September 16, 1999.

          The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Prospectus	MANATRON, INC.
200,000 Shares	2970 South 9th Street
Common Stock	Kalamazoo, Michigan 49009
(616) 375-5300

[Manatron Logo]

MANATRON, INC.

_______________________________________

          Selling shareholders of Manatron, Inc. are offering for resale shares of Manatron common stock. Manatron will not receive any of the proceeds from sales by the selling shareholders.

          The offering price of the shares of Manatron common stock will depend on the market value of the shares at the time of the sales. The market value for Manatron common stock on September 16, 1999 was $6.25.

_______________________________________

          Manatron common stock is quoted for trading on The Nasdaq SmallCap Market under the symbol "MANA."

_______________________________________

          You should consider carefully the risk factors beginning on page 1 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 21, 1999.

TABLE OF CONTENTS

Item	Page

RISK FACTORS	-1-

We depend on county and city governments for the sale of our products and services and our business will be affected by governmental spending patterns and governmental approval processes	-1-

The market for our products could decrease if large computer manufacturers target the local government data processing market or if public agencies develop additional applications software for use by governments	-1-

Our success depends on our ability to respond quickly to changing technology and we must develop new software programs utilizing modern technology	-2-

Our quarterly operating results may fluctuate and we may be unable to maintain profitability	-2-

Because of our reliance on innovative technology and trade secrets, our competitive position may suffer if we are unable to protect and expand our proprietary rights	-3-

Our costs may increase and our production may decline if we are unable to find and retain employees with adequate technical skills and experience	-5-

A single customer has accounted for a significant portion of our revenues since April 1998 and the loss of that customer could harm our business	-5-

If we purchase additional complementary products, technologies or businesses in the future, our operations and profits may decrease depending on the success of those acquisitions	-5-

Because we intend to retain any earnings to finance the development of our business, we may never pay cash dividends	-6-

If we, our suppliers or our customers do not successfully address the Year 2000 issue, we could experience a significant disruption of our business which could increase costs and decrease production	-6-

We could be held responsible for product liability claims and could be unable to obtain sufficient product liability insurance	-7-

Because our current officers and directors own a significant amount of shares of our common stock these individuals have the ability to make decisions contrary to the interests of other shareholders	-7-

-i-

MANATRON'S BUSINESS	-7-

YEAR 2000 READINESS DISCLOSURE	-9-

RECENT EVENTS	-12-

USE OF PROCEEDS	-12-

SELLING SHAREHOLDERS	-12-

PLAN OF DISTRIBUTION	-13-

EXPERTS	-15-

FORWARD-LOOKING INFORMATION	-15-

WHERE CAN YOU FIND MORE INFORMATION	-16-

INCORPORATION BY REFERENCE	-16-

INDEMNIFICATION	-17-

-ii-

RISK FACTORS

          The investment offered by this prospectus involves a high degree of risk. You should consider carefully the following factors in addition to other information in this prospectus before making a decision concerning the purchase of the shares.

          We depend on county and city governments for the sale of our products and services and our business will be affected by governmental spending patterns and governmental approval processes

          Substantially all of our revenues are from sales of software and services to county and city governments and other municipal agencies. We expect that sales to public sector customers will continue to account for substantially all of our revenues in the future. The sales cycle associated with the purchase of our products typically is complex, lengthy and subject to a number of significant risks, including customers' budgetary constraints and governmental acceptance reviews over which we have little or no control. For each contract with a public sector customer, we typically are subject to a procurement process. The process can include a detailed written response to the demonstrations, the design of software that addresses customer-specified needs, the integration of our products with third party products, political influences, award protests initiated by unsuccessful bidders and changes in budgets or appropriations which are beyond our control. The procurement process often is onerous and may include profit limitations and rights of the agency to terminate for convenience or if funds are unavailable. Some public sector customers require liquidated damages for defective products and/or for delays or interruptions caused by system failures. Payments under some public sector contracts are subject to achieving implementation milestones, and we have had, and may in the future have, differences with customers as to whether milestones have been achieved. Government organizations require compliance with various legal and other special considerations in the procurement process. The adoption or new or modified procurement regulations could harm us by increasing the costs of competing for sales or by impacting our ability to perform government contracts. Any violation, intentional or otherwise, of these regulations could result in fines and/or debarment from award of additional government contracts which could harm our business.

          The market for our products could decrease if large computer manufacturers target the local government data processing market or if public agencies develop additional applications software for use by governments

          The market for data processing systems, mass appraisal services and other related services is intensely competitive. Our major competitors for client server and Inter/Intranet related systems and services are typically small, local software and service firms, which often are able to offer less expensive solutions or to develop long-term relationships with key governmental officials. Generally, these smaller firms can sell hardware and services at reduced amounts because of their small amount of overhead. We also compete with national software developers such as Tyler Technologies, Inc., HTE, Inc., Systems and Computer Technologies, Inc. and Affiliated Computer Services, Inc. which have greater financial, technical and human resources than we do.

          Computer hardware manufacturers may begin to expand the marketing of their applications software to compete with us. A large computer manufacturer that associates itself solely with a third-party software supplier and targets the local government data processing market could decrease the demand for our products and thus cause our profits to decrease.

          In addition, public agencies periodically develop applications software for use by governments. If the funding and distribution of governmentally developed or funded software becomes more widespread, these products could compete with our products thus decreasing the available market for our products.

          Our success depends on our ability to respond quickly to changing technology and we must develop new software programs utilizing modern technology

          The market for our products and services is characterized by rapid technological change, evolving industry standards in computer hardware and software technology, changes in customer requirements and frequent new product introductions and enhancements. The introduction of products embodying new technologies and the emergence of new industry standards can cause customers to delay their purchasing decisions and render existing products obsolete and unmarketable. The life cycles of our software products are difficult to estimate. As a result, our future success will depend, in part, upon our ability to continue to enhance existing products and to develop and introduce in a timely manner new products with technological developments that satisfy customer requirements and achieve market acceptance. We may not be able to successfully identify new product opportunities and develop and bring new products to market in a timely and cost-effective manner. In addition, products, capabilities or technologies developed by others could render our products or technologies obsolete or noncompetitive or shorten product life cycles. If we are unable to develop on a timely and cost-effective basis new software products or enhancements to existing products or if new products or enhancements do not achieve market acceptance, our business may be harmed. As a result of the complexities inherent in software development, and in particular development for multi-platform environments, and the broad functionality and performance demanded by our customers, major new product enhancements and new products can require long development and testing periods before they are released commercially. We have on occasion experienced delays in the scheduled introduction of new and enhanced products, and future delays could harm our business.

          Our quarterly operating results may fluctuate and we may be unable to maintain profitability

          We have experienced, and expect to continue to experience, fluctuations in quarterly operating results caused by many factors, including, but not limited to:

changes in the demand for our products and services

the timing, composition and size of orders from customers, including the tendency for significant bookings to occur in the fourth quarter lengthy sales cycles

customer spending patterns and budgetary resources

our success in generating new customers

introductions or enhancements of products or delays in the introductions or enhancements of products, by us or our competitors changes in our pricing policies or those of our competitors

our ability to anticipate and effectively adapt to developing markets and rapidly changing technologies our ability to attract, retain and motivate qualified personnel changes in the mix of products sold

the publication of opinions about us and our products or competitors and their products, by industry analysts or others general business conditions in our market

The loss of any large sale or the deferral of a large sale to a subsequent quarter, could affect any particular quarterly operating results and could cause significant fluctuations in revenues and earnings from quarter to quarter. Consistent with software industry practice, we typically ship software promptly following receipt of a firm order. Accordingly, we expect to continue to operate with minimal backlog. As a result, quarterly sales and operating results depend generally on the volume and timing of orders within the quarter, the tendency of sales to occur late in fiscal quarters and our ability to fill orders received within the quarter, all of which are difficult to forecast and manage.

          Our expense levels are based in part on expectations of future orders and sales. A substantial portion of our operating expenses are related to personnel, facilities and sales and marketing programs. This level of spending for expenses cannot be adjusted quickly and is, therefore, relatively fixed in the near term. Accordingly, any significant shortfall in demand for our products in relation to our expectations would harm our business. Due to all of the foregoing factors, we believe that our quarterly operating results are likely to vary significantly in the future. Therefore, in some future quarter our results of operations may fall below the expectations of securities analysts and investors. If this happens, the trading price of our stock would likely be harmed.

          Because of our reliance on innovative technology and trade secrets, our competitive position may suffer if we are unable to protect and expand our proprietary rights

          Our ability to compete depends in part upon internally developed, proprietary intellectual property. We regard our products as proprietary trade secrets and confidential information. We rely upon license agreements with customers and our own security systems, confidentiality procedures and employee agreements to maintain the trade secrecy of our products. We may apply for copyright registration of our software programs and other written materials. Even if these copyrights were granted, they would provide only limited protection against persons copying our software programs and user manuals. We have registered some of our trade names and currently have a trade name registration pending. In the future, we may apply for registration of additional trade names and trademarks. We cannot guarantee the acceptance of future registration applications nor can we be sure that our means of protecting our proprietary rights will be adequate or that competitors will not independently develop similar technology. Preventing or detecting unauthorized use of our products is difficult. We cannot be sure that the steps taken by us will prevent misappropriation of our technology. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any litigation could result in substantial costs and diversion of resources and could harm our business.

          Although we do not believe that our products infringe the proprietary rights of third parties, we cannot be sure that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against us or that any assertions or prosecutions will not harm our business. Regardless of the validity or the successful assertion of these claims, defending against the claims could result in significant costs and diversion of resources with respect to the defense of the claim, which could harm our business. In addition, the assertion of infringement claims could result in injunctions preventing us from distributing products, which could harm our business.

          We also rely on other technology which is licensed from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. Although we generally are indemnified by third parties against claims that the third parties' technology infringes the proprietary rights of others, indemnification is not always available for all types of intellectual property rights (for example, patents may be excluded) and in some cases the geographic scope of indemnification is limited. The result is that the indemnity that we receive against these claims may be less broad than the indemnity that we provide to our customers. Even in cases in which the indemnity that we receive from a third-party licenser is as broad as the indemnity that we provide to our customers, third-party licensers from whom we would be receiving indemnity are often not well-capitalized and may not be able to indemnify us if that third-party technology infringes the proprietary rights of others. Accordingly, we could have substantial exposure if that technology licensed from a third party infringes another party's proprietary rights. We currently do not have liability insurance to protect against the risk that licensed third-party technology infringes the proprietary rights of others. We have in the past and may in the future resell certain software which we license from third parties. We cannot be sure that these third-party software arrangements and licenses will continue to be available to us on terms that provide to us the third-party software we require to provide adequate functionality in products, on terms that adequately protect our proprietary rights or on terms that are commercially favorable to us. The loss of or inability to maintain or obtain any of these software licenses, including as a result of third-party infringement claims, could result in delays or reductions in product shipments until equivalent software, if any, could be identified, licensed and integrated, which could harm our business.

          Our costs may increase and our production may decline if we are unable to find and retain employees with adequate technical skills and experience

          To meet our clients' needs, we must hire and retain in sufficient numbers employees with appropriate technical skills and experience. We continually must identify and recruit technical employees in each of our markets to fill new positions and to replace technical employees who have left. The application software industry has high turnover rates, and the demand for employees has, to date, exceeded supply. This has resulted in intense competition for technical employees and we expect competition to increase in the future. We may not be able to attract and retain the necessary numbers of employees required for expanded operations. Failure to attract and retain qualified employees or an increase in our employee turnover rate could harm our business.

          We principally sell and support our products and services through a direct sales force. We have made significant expenditures in recent years to expand the direct sales and marketing force and plan to continue to do so. Our future success will depend in part upon the effectiveness of our direct sales and marketing force and our ability to continue to attract, integrate, train, motivate and retain new sales and marketing employees. Competition for sales and marketing personnel in the software industry is intense. In addition, there can be no assurance that our direct sales and marketing organization will be able to compete successfully against the sales and marketing operations of many of our current and potential competitors. If we cannot develop and manage our direct sales and marketing force effectively, our business would be harmed.

          A single customer has accounted for a significant portion of our revenues since April 1998 and the loss of that customer could harm our business

          A single customer, Allegheny County (Pittsburgh), Pennsylvania has accounted for a large percentage of our revenues since April 1998. For the fiscal year ended April 30, 1999, Allegheny County accounted for approximately 20% of our revenues. The portion of our revenues attributable to Allegheny County will decline over time as the contract is completed. In addition, if we are not able to secure contracts of similar size with other third parties, our business could be harmed.

          If we purchase additional complementary products, technologies or businesses in the future, our operations and profits may decrease depending on the success of those acquisitions

          One of our business strategies is to pursue acquisitions of products, technologies, services and/or businesses that will complement existing operations or provide an entry into markets that we do not presently serve. Acquisitions involve numerous risks, including the risk of improper valuation of the acquired business, difficulties in the assimilation of operations, services, products and personnel of the acquired company and entering markets in which we have limited or no experience. Future acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of additional debt, the write-off of software development costs and expenses associated with the amortization of goodwill and other intangible assets, the diversion of management's attention from other business concerns and the potential loss of key employees of the acquired company, all of which could harm our business. There can be no assurance that suitable acquisition candidates will be available, that we will be able to purchase or profitably manage acquired companies, that future acquisitions will further the successful implementation of our overall strategy or that acquisitions ultimately will produce returns that justify the investment. In addition, we may compete for acquisition and expansion opportunities with companies which have significantly greater resources than we do. We currently do not have agreements or understandings with regard to any acquisitions. No assurances can be given that we will be able to integrate ProVal Corporation or any future acquisitions, into our current business in a timely manner or profitably market and distribute ProVal's products.

          Because we intend to retain any earnings to finance the development of our business, we may never pay cash dividends

          We have never paid cash dividends. We do not anticipate paying cash dividends on our common stock in the foreseeable future, but instead we intend to retain any earnings to finance the development of our business. We cannot guarantee that we will ever pay cash dividends.

          If we, our suppliers or our customers do not successfully address the Year 2000 issue, we could experience a significant disruption of our business which could increase costs and decrease production

We cannot be sure that we will be able to successfully modify on a timely basis our products, services and systems to comply with Year 2000 requirements. Our business could suffer if we fail to make our products and services Year 2000 compliant in time.

We cannot be sure that our products do not contain undetected errors or defects associated with Year 2000 functions that may result in material costs to us.

Our expenses could increase if we need to upgrade or perform other remediation on products that our customers are using that are not Year 2000 compliant.

We are in the process of developing contingency plans to deal with potential Year 2000 problems. If these plans are not timely completed or are not successful, our business and operating results may be seriously harmed.

Our business may suffer if customers become dissatisfied with our products and services as a result of Year 2000 issues.

Our business could be harmed if customers delay purchasing our products because of Year 2000 concerns or if customers who do place orders are unable to pay us because of their own Year 2000 problems.

Our business could suffer if any of our suppliers or the suppliers of others whom we do business with cannot timely provide us with products, services or systems that meet the Year 2000 requirements. A reasonably likely worst case scenario would be if one of our major vendors experienced a material disruption in business, which caused us to experience a material disruption in our business.

If either our internal systems or the internal systems, products or services of one of our major vendors (including banks, energy suppliers and transportation providers) fail to achieve Year 2000 compliance, our business could be harmed.

A significant amount of litigation may arise from Year 2000 compliance issues and we cannot be sure how we would be affected by any litigation. Even though we do not believe that we are legally responsible for our customer's Year 2000 compliance obligations, it is unclear whether different governments or governmental agencies may decide to allocate liability relating to Year 2000 compliance to us without regard to specific warranties or warranty disclaimers. Our business could suffer in any given quarter if liability is allocated to us.

We do not know how customer spending patterns will be affected by Year 2000 issues. As customers focus on preparing their businesses for the year 2000, capital budgets may be spent on remediation efforts, potentially delaying the purchase and implementation of new systems, and thereby creating less demand for our products and services.

          We could be held responsible for product liability claims and could be unable to obtain sufficient product liability insurance

          Although we have not experienced any significant product liability, errors and omissions or other related claims, the sale and support of our products and services could expose us to risks of these claims. Although we maintain product liability, errors and omissions and general liability insurance, and we routinely structure contracts to include limitations of liability, a customer could bring a successful claim against us which could harm our business.

          Because our current officers and directors own a significant amount of shares of our common stock these individuals have the ability to make decisions contrary to the interests of other shareholders

          As of August 31, 1999 our current officers and directors own beneficially approximately 50% of the issued and outstanding shares of Manatron common stock. As a result of this stock ownership, the current officers and directors have significant influence over all matters requiring shareholder approval. This concentration of ownership may allow these individuals to require us to take actions or delay or prevent us from taking action, such as entering into a change in control, that would otherwise be in the shareholders' interest.

          Future sales by our officers and directors of substantial amounts of common stock or the potential for these sales, could decrease the prevailing market price for our common stock.

MANATRON'S BUSINESS

          Manatron and its subsidiaries design, develop, market, install and support a family of web-based and client/server application software products for county, city and municipal governments. The products support both back-office processes for government agencies as well as "virtual courthouse" needs providing Internet access to information for industry professionals and the public. Manatron also provides mass appraisal services, assessing residential, commercial and other types of properties to ensure updated and equitable property valuations. Manatron's business primarily is concentrated in the Midwest and Southeast regions of the United States.

          Our company originally was organized in 1969 as a partnership and later was incorporated in Michigan in 1972. Manatron initially provided in-house data processing services for local governmental units located in Michigan. Later, we expanded our business into Indiana in 1972, Illinois in 1975 and Missouri in 1981. In 1982, our business extended further to include advanced microcomputer data processing systems for governments.

          In March of 1992,we acquired by merger all of the outstanding stock of Specialized Data Systems, Inc. At that time, Specialized Data Systems was a 10-year-old computer software company located in Greenville, North Carolina. Specialized Data Systems installed its PC-based software, which consists primarily of fund accounting, payroll, property tax billing and utility billing in approximately 300 cities and 50 counties in the Southeastern United States. Today, we still serve 330 customers with enhanced versions of Specialized Data Systems software.

          In July of 1993,we acquired all of the outstanding stock of ATEK Information Services, Inc. At that time, ATEK was a 25-year-old computer software company located in Canton, Ohio and Indianapolis, Indiana. Like Manatron, ATEK served local governments with a similar set of products and services. ATEK installed software in approximately 50 counties in Indiana and 20 counties in Ohio to perform various functions such as financial accounting, property tax billing, child support accounting and court accounting. ATEK was our largest competitor in Indiana and Ohio before its acquisition. Today, 77 out of 92 counties in Indiana and 70 out of 88 counties in Ohio utilize enhanced versions of ATEK software in addition to the software products that we and Sabre have developed.

          In November of 1994, we acquired substantially all of the assets of the Ohio-based Real Estate Services Division from Moore Business Forms, Inc., known as Sabre, which had been another major competitor of Manatron. At that time, Sabre was the second largest provider of mass appraisal services to local governments in the country with a strong presence in Indiana and Ohio, one of Manatron's major market areas. In addition to Indiana and Ohio, Sabre also had a presence in Connecticut, Massachusetts, New Hampshire, New York, Pennsylvania, Rhode Island, and more recently, South Carolina and Virginia. In addition, Sabre has developed property tax and appraisal software which it markets along with property mapping services, hardware, and support services. Sabre's software primarily functions on DEC VAX or Alpha hardware, although recent developmental efforts have been focused on providing appraisal systems which function in a client server environment.

          In May of 1999, we acquired ProVal Corporation, an Ohio corporation based in Springfield, Ohio. ProVal develops the trademarked ProVal® software product. In 1973, the software development team at ProVal introduced one of the first computer-assisted mass appraisal system for local governments. More than 150 jurisdictions in 16 states and three Canadian provinces use ProVal®, the current leading computer-assisted mass appraisal software product. With the acquisition of ProVal, we can offer nationally a complete mix of

Web-based property software products for local governments, including appraisal, tax billing and collection, document recording and geographic information (mapping) systems.

          As of April 30, 1999, Manatron on a consolidated basis had assets of approximately $23.2 million, liabilities of approximately $16.4 million and shareholders' equity of approximately $6.8 million.

YEAR 2000 READINESS DISCLOSURE

          This Year 2000 Readiness Disclosure is based upon and partially repeats information provided by Manatron's outside consultants and others regarding the Year 2000 readiness of Manatron and our customers, suppliers, financial institutions and other parties. Although we believe this information is accurate, we have not independently verified the information.

          We currently are in the process of addressing a potential problem that is facing all users of automated information systems. The problem is that many computer systems and applications process dates using only two digits for the year. These systems may recognize a date using "00" as the year 1900 rather than the year 2000. The problem could affect a wide variety of automated information systems such as mainframe applications, personal computers and communication systems in the form of software failures, errors or miscalculations. By nature, the software industry is highly dependent upon computer systems. The year 2000 issue is especially important to software vendors because most business applications have date dependencies as an integral part of their logic.

          We have developed and are implementing plans to prepare ourselves and our customers for the year 2000. Our plan regularly is updated and monitored by technical personnel and is reviewed by management on a periodic basis. Specifically, our plan addresses Manatron's internal data processing systems, software products, third party products and communications with customers as follows:

          Internal Data Processing

          Our internal data processing systems include hardware and software that facilitates our business operations. The internal systems include:

customer information systems
accounting, human resource and payroll systems
customer support systems

          Our Technical Services department has spearheaded the effort to manage these systems through a smooth year 2000 conversion. Currently, our internal hardware and operating systems have been inventoried and are substantially year 2000 compliant. Projects are currently underway to replace the financial system, customer information system, customer support system and time tracking system. These projects are in varying stages of execution and we expect them to be completed before the end of calendar year 1999. Where appropriate, we have established contingency plans to mitigate the risk of implementation delays.

          Manatron's Software Products

          Our core strategy is to develop and market turnkey software systems for local government. Most of these products have some dependency on dates. As such, we have been working to update them to properly handle years after 1999. Of our 93 major products, only 71 are targeted for compliance. The others are either being discontinued or replaced by more modern products. As of July 31, 1999, this effort is approximately 95% complete. For comparison, as of January 31, 1998, this effort was estimated to be approximately 13% complete, and as of July 31, 1998 approximately 60% complete. As of July 31, 1999, the breakdown is as follows:

products that are compliant	75%
products in final QA phase	25%

The remaining work is primarily to finish quality assurance efforts on the products that have been modified for the year 2000 but not yet designated as compliant.

          Third Party Hardware and Software

          Our software products run on industry standard hardware and operating systems. To facilitate the deployment of our software, Manatron acts as a value-added reseller for a wide variety of hardware manufacturers, installing and supporting both the hardware and software for our customers. Our technical services department is spearheading the effort to document the year 2000 compliance status third party hardware and software and to identify those products that need to be upgraded or replaced. This identification effort is also substantially complete; however, this information changes as vendors release more information about and options for managing the year 2000 issue.

          Significant third parties with which we interface with regard to the year 2000 problem include those identified above and other customers, technology vendors and service providers, financial institutions and companies that provide utility infrastructure (power, delivery services, telecommunications). Unreadiness by these third parties would expose us to the potential for loss and impairment of business processes and activities. We are assessing these risks and are considering the need for contingency plans intended to address perceived risks. We cannot predict what effect the failure of a third party to address, in a timely manner, the year 2000 problem would have on Manatron.

          Communication with Customers

          Another important aspect of Manatron's year 2000 strategy is to coordinate our efforts with those of our customers. Communication of our strategy to customers also has been substantially completed. The communication includes the compliance plans for specific software products and the year 2000 services offered by Manatron. This communication will continue throughout calendar year 1999 as we work with our customer base to upgrade or replace those software and hardware systems. To support this effort, Manatron has launched a year 2000 area on our web site to make relevant information available to both Manatron personnel and customers.

          Contingency Plan

          We believe our plans will support the year 2000 rollover both internally and for our installed customer base. However, Manatron presently is preparing contingency plans to further reduce the risk associated with year 2000 issues. Internally, we have purchased year 2000 compliant capacity for our current financial software even though we intend to implement a new system before the end of calendar year 1999.

          For both internal and external purposes, we are planning staffing levels and resource commitments so that adequate technical resources will be available to quickly address issues that may arise. This staffing plan will be comprehensive with the objective of addressing customer issues and internal staff support requirements.

          Manatron will continue to assess the impact of, and work on, the year 2000 issues throughout calendar year 1999. Our goal is to upgrade customers' systems and applications during 1999 and to have all remaining targeted systems and applications compliant with the century change by September 1999, which would allow us time to address any last minute issues.

          Manatron has spent between approximately $550,000 and $750,000 in connection with year 2000 issues to date and expects to spend approximately $50,000 to $170,000 during the remainder of calendar 1999. The costs to implement the year 2000 changes primarily consist of personnel expenses for staff dedicated to identifying, assessing, remediating and testing year 2000 issues and professional fees paid to third party providers of remedial services. It is our policy to expense these costs as incurred. We also may invest in new or upgraded technology, which has definable value lasting beyond 2000. In these instances, where year 2000 compliance is merely ancillary, Manatron may capitalize and depreciate such an asset over its estimated useful life.

          Based on currently available information, management does not presently anticipate that the costs to address the year 2000 issues will have a material adverse impact on Manatron's financial conditions, results of operations or liquidity. However, the extent to which the computer operations and other systems of our important third parties are adversely affected could, in turn, affect our ability to communicate with third parties and could materially affect our results of operations in any period or periods. The costs have had a negative effect on Manatron's earnings and the future costs associated with the year 2000 issue are expected to have a similar effect.

          The costs of the project and the date on which Manatron believes it will complete the year 2000 modifications are based on management's best estimates. There can be no guarantee that these estimates will be achieved and actual results could differ from those anticipated. Specific factors that might cause differences include, but are not limited to, the ability of other companies on which Manatron's systems rely to modify or convert their systems to be year 2000 compliant, the ability of all third parties who have business relationships with Manatron to continue their businesses without interruption and the ability to locate and correct all relevant computer codes and similar uncertainties. As a result, we are in the process of evaluating possible internal and external scenarios that might have an adverse affect on Manatron, as well as the need for contingency plans to address these scenarios.

RECENT EVENTS

          On July 21, 1999 Manatron closed the acquisition of property located at 510 East Milham Road, Portage, Michigan. The property covers 24,718 square feet and will be used for Manatron's corporate offices. The purchase price for the property was approximately $1.3 million and was generated from cash from operations. Manatron intends to relocate its offices by the end of calendar 1999.

USE OF PROCEEDS

          Manatron will not receive any of the proceeds from the sale of the shares by the selling shareholders.

SELLING SHAREHOLDERS

          On May 28, 1999, Manatron acquired ProVal Corporation through the merger of ProVal Corporation into a wholly owned subsidiary of Manatron. Jennings Wayne Moore, the sole shareholder of ProVal Corporation, received 300,000 shares of Manatron common stock in the merger. Manatron is required to register shares acquired by Mr. Moore under the terms of a Registration Rights Agreement, a copy of which is attached as an exhibit to this prospectus. Mr. Moore is offering 45,000 of his shares under this prospectus.

          In addition to registering Mr. Moore's shares, management believes that it is in the best interests of Manatron and its shareholders to have a higher percentage of Manatron common stock owned by the public rather than founders of Manatron and their family members. In addition, certain officers previously acquired shares of Manatron common stock in private placement transactions in which the officers borrowed funds from Manatron for the purchase price. The registration and sale of these shares will allow the officers to pay off these loans and thereby increase the percentage of stock held by the public.

          The following list of selling shareholders is based on information provided to us as of August 27, 1999. The list includes the amount of shares beneficially owned and the amount offered by this prospectus by each selling shareholder. Shares are beneficially owned by a person if the person has, shares or can acquire the power within 60 days to vote or dispose of the shares. This includes any right to acquire shares through the exercise of any option, warrant or right, regardless of whether the person has any economic interest in the shares.

          The figures listed below assume the sale of all of the shares of Manatron common stock offered under this prospectus. The post-sale ownership of Manatron common stock column represents the percent of ownership assuming the sale of all of the selling shareholder's shares and 3,341,038 shares of Manatron's common stock issued and outstanding on August 27, 1999. However, registration of the resale of these shares does not necessarily mean that the selling shareholders will sell any or all of their shares.

	Common Stock	Shares	Post-Sale
Name of Selling	Beneficially Owned	Offered by this	% Ownership
Shareholder	As of August 27, 1999	Prospectus	of Common Stock

J. Wayne Moore,
President of Manatron
ProVal Corporation and
Appraisal Software
Products Division Manager
of Manatron	300,300	45,000	7.6%

Richard J. Holloman, director	210,702(1)	50,000	4.8%

Paul R. Sylvester, President,
Chief Executive Officer and
a director	118,136(2)	20,000	2.9%

Randall L. Peat, Chairman	559,776(3)	60,000	14.8%

Douglas A. Peat, Regional
Vice President and director	213,508(4)	25,000	5.6%

_______________________

(1)     The shares beneficially owned by Mr. Holloman include options to purchase 24,750 shares of common stock.

(2)     The shares beneficially owned by Mr. Sylvester include options to purchase 60,000 shares of common stock.

(3)     The shares beneficially owned by Mr. Randall Peat include options to purchase 30,000 shares of common stock.

(4)     The shares beneficially owned by Mr. Douglas Peat include options to purchase 10,500 shares of common stock.

PLAN OF DISTRIBUTION

          Manatron is registering the shares on behalf of the selling shareholders, which also include donees and pledgees selling shares received from a selling shareholder named above after the date of this prospectus. We will pay all costs, expenses and fees in connection with the registration of the shares offered by the prospectus. However, the selling shareholders will pay any brokerage commissions and similar selling expenses.

          The selling shareholders may sell their shares from time to time in one or more types of transactions including block transactions. The shareholders may sell:

in the over-the-counter market

in negotiated transactions

through put or call options transactions relating to the shares through short sales of shares

a combination of these methods at market prices prevailing at the time of sale or at negotiated prices

These transactions may or may not involve brokers or dealers.

          As of the date of this prospectus, the selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers for the sale of their securities.

          The selling shareholders may sell their shares directly to purchasers or to or through broker-dealers, who may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the buyers of the shares.

          The selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any commissions or profit received by these broker-dealers can be viewed as underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in the sale of the shares against liabilities, including liabilities arising under the Securities Act.

          Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders may be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the Exchange Act's Regulation M may apply to their sales in the market.

          Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of the rule.

          When a selling shareholder enters a material arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange or secondary distribution or a purchase by a broker or dealer, the selling shareholder must notify Manatron. Once notified, we will then file a supplement to this prospectus pursuant to Rule 424(b) under the Securities Act. This supplement will disclose:

the name of each selling shareholder and the participating broker-dealer(s)

the number of shares involved

the price at which the shares were sold

any commissions paid or discounts or concessions allowed to the broker-dealer(s)

that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus other facts material to the transaction

In addition, when the selling shareholder notifies us that a donee or pledgee intends to sell more than 500 shares, we will file a supplemental prospectus.

EXPERTS

          The audited financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

          Warner Norcross & Judd LLP has issued an opinion as to the validity of the shares. Stephen C. Waterbury, a director of Manatron, is a partner at Warner Norcross & Judd LLP. We plan to continue to retain Warner Norcross & Judd LLP in the future for legal matters.

FORWARD-LOOKING INFORMATION

          Certain information in this prospectus and certain documents incorporated by reference in this prospectus contain forward-looking statements including statements in "Risk Factors" and information related to Manatron's status of and costs to address year 2000 compliance. The forward-looking information involves important known and unknown risks and uncertainties that may materially alter the actual results, performance or achievements of Manatron. These risks and uncertainties include, but are not limited to:

economic uncertainties
possible future acquisitions and divestitures
technological changes and developments in our market
the effect of the year 2000 on our business
spending patterns of our customers
our ability to successfully develop and license client/server decision support applications software new product introductions by our competitors
cost and availability of third party software and technology used by Manatron cancellation of maintenance and support agreements
outdated products or services
costs and other effects of legal concerns

development of intellectual property rights
new or revised accounting policies or practices
changes in our organization or compensation and benefit plans canceled orders for our products
size, timing and recognition of revenue from significant orders

We will not update, amend or clarify any forward-looking statements, as a result of new information, future events or otherwise.

WHERE CAN YOU FIND MORE INFORMATION

          We have filed a registration statement on Form S-3 to register with the Securities and Exchange Commission the offering of Manatron common stock on behalf of the selling shareholders under this prospectus. This prospectus is a part of that Form S-3 registration statement. As permitted by SEC rules, this prospectus does not contain all of the information contained in the registration statement or the exhibits to the registration statement.

          We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Manatron files with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings also are available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov." Manatron's web site can be accessed at "http://www.manatron.com."

INCORPORATION BY REFERENCE

          The SEC allows us to incorporate by reference information into this prospectus. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is a part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the following documents previously filed with the SEC. These documents contain important information about Manatron and our finances.

SEC Filings	Period

Annual Report on Form 10-K	Year ended April 30, 1999

Quarterly Report on Form 10-Q	Quarter ended July 31, 1999

Definitive Proxy Statement	Filed August 30, 1999

Current Report on Form 8-K	Filed June 18, 1999

Form 8-A/A Registration Statement	Filed June 11, 1997

          All documents filed by Manatron with the SEC between the date of this prospectus and the date we terminate the offering of our common stock by the selling shareholders also are incorporated by reference into this prospectus.

          You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. Neither the delivery of this prospectus to you nor the sale of our common stock will create any implication to the contrary.

          Documents incorporated by reference are available from us without charge, including exhibits, unless we have specifically incorporated by reference an exhibit in this prospectus. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from:

                    Manatron, Inc.
                    Attn: Jane M. Rix, Secretary
                    2970 South 9th Street
                    Kalamazoo, Michigan 49009
                    Telephone: (616) 375-5300

To ensure timely delivery of the documents, you should make your request at least five business days in advance of the date that you need the documents.

INDEMNIFICATION

          Manatron is obligated under our bylaws to indemnify a present or former director. We may indemnify any other person against any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding arising out of their past or future service to Manatron.

          Sections 561 through 571 of the Michigan Business Corporation Act contain provisions governing the indemnification of directors and officers of Michigan corporations. The statute provides that a corporation shall have the power to indemnify any person who was or is a party or a threatened party to any threatened, pending or completed action, suit or proceeding. This includes any civil, criminal, administrative or investigative action other than an action by or in the right of the corporation. Any person includes a director, officer, employee or agent of the corporation or anyone acting at the request of the corporation.

          Under Michigan law, a director or officer is indemnified against expenses, including attorney fees, judgments, fines and amounts paid in settlement actually and reasonably incurred if the person acted lawfully, in good faith, and not opposed to the best interests of the corporation or its shareholders. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of no contest, does not mean that the person acted unlawfully, in bad faith or against the best interests of Manatron.

          Indemnification of expenses, including attorney fees, is allowed when a shareholder brings a suit to enforce a corporate cause of action. When a person is found liable to the corporation, no indemnification is allowed unless a court decides it is proper. A person, who succeeds on the merits or otherwise, will be indemnified against expenses, including attorney fees. A determination of whether or not the person meets the applicable standard conduct for indemnification is made by any of the following:

a court
a majority vote of a quorum of non-party directors
a majority vote of a committee with two or more non-party directors independent legal counsel
the shareholders

          If the person submits a written affirmation of the person's belief that he or she qualifies for indemnification, Manatron may advance expenses. The person must agree to repay the advance if it is determined that the person does not qualify for indemnification. A corporation may purchase indemnity insurance.

          Manatron has insurance which provides liability coverage to our directors and officers with respect to claims for any actual or alleged error, misstatement, misleading statement, act or omission or breach of duty. The insurance provides coverage when the director or officer is acting in their official capacity. This insurance contains customary exclusions from coverage.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the selling shareholders or directors, officers or persons controlling the company pursuant to the foregoing provisions, Manatron has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.       Other Expenses of Issuance and Distribution

                    Estimated expenses payable by Manatron in connection with this amendment are:

Registration fee	$ 347.50
Legal and accounting fees and expenses	$10,000.00
Miscellaneous expenses	$ 300.00
TOTAL	$10,647.50

Item 15.       Indemnification of Directors and Officers

          Manatron is obligated under its bylaws to indemnify a present or former director. We may indemnify any other person against any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding arising out of their past or future service to Manatron.

          Sections 561-571 of the Michigan Business Corporation Act (MBCA) contain provisions governing the indemnification of directors and officers of Michigan corporations. The statute provides that a corporation shall have the power to indemnify any person who was or is a party or a threatened party to any threatened, pending or completed action, suit or proceeding. This includes any civil, criminal, administrative or investigative action other than an action by or in the right of the corporation. Any person includes a director, officer, employee or agent of the corporation or anyone acting at the request of the corporation.

          Under the MBCA, the director or officer is indemnified against expenses, including attorney fees, judgments, fines and amounts paid in settlement actually and reasonably incurred if the person acted lawfully, in good faith, and not opposed to the best interests of the corporation or its shareholders. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of no contest, does not mean that the person acted unlawfully, in bad faith or against the best interests of Manatron.

          Indemnification of expenses, including attorney fees, is allowed when a shareholder brings a suit to enforce a corporate cause of action. When a person is found liable to the corporation, no indemnification is allowed unless a court decides it is proper. A person, who succeeds on the merits or otherwise, will be indemnified against expenses, including attorney fees. A determination of whether or not the person meets the applicable standard conduct for indemnification is made by any of the following:

      a court
      a majority vote of a quorum of non-party directors
      a majority vote of a committee with two or more non-party directors independent legal counsel
      the shareholders

          If the person submits a written affirmation of the person's belief that he or she qualifies for indemnification, we may advance expenses. The person must agree to repay the advance if it is determined that the person does not qualify for indemnification. A corporation may purchase indemnity insurance.

          Manatron has insurance which provides liability coverage to our directors and officers with respect to claims for any actual or alleged error, misstatement, misleading statement, act or omission or breach of duty. The insurance provides coverage when the director or officer is acting in their official capacity. This insurance contains customary exclusions from coverage.

Item 16.       Exhibits.

Exhibit
Number	Description

4.1	Restated Articles of Incorporation. Previously filed as an exhibit to our Form 10-K Annual Report for the fiscal year ended April 30, 1995, and incorporated herein by reference.

4.2	Bylaws. Previously filed as an exhibit to our Form 10-K Annual Report for the fiscal year ended April 30, 1999, and incorporated herein by reference.

4.3	Rights Agreement dated June 2, 1997 between Manatron, Inc., and Registrar and Transfer company. Previously filed as an exhibit to our Form 8-A filed on June 11, 1997, and incorporated herein by reference.

4.4	Registration Rights Agreement dated May 28, 1999, between Manatron and Jennings Wayne Moore.

5	Opinion of Warner Norcross & Judd LLP as to the legality of the securities being registered.

23.1	Consent of independent accountants, Arthur Anderson LLP.

23.2	Consent of Warner Norcross & Judd LLP. (included in Exhibit 5).

24	Powers of Attorney.

Item 17.       Undertakings

          (a)     The undersigned company agrees:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

                    The registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned in the City of Kalamazoo, State of Michigan, on September 17, 1999.

MANATRON, INC.

By /s/ Paul R. Sylvester
Paul R. Sylvester
President and Chief Executive Officer

                    This registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date	Name and Title

September 17, 1999	/s/ Paul R. Sylvester
Paul R. Sylvester
Director (Principal Executive Officer)

September 17, 1999	/s/ Joseph Zalewski
Joseph Zalewski
(Principal Financial and Accounting Officer)

September 17, 1999	*
Randall L. Peat
Director

September 17, 1999	*
Richard J. Holloman
Director

September 17, 1999	*
Douglas A. Peat
Director

September 17, 1999	*
Jane M. Rix
Director

September 17, 1999	*
Stephen C. Waterbury
Director

September 17, 1999	*
Harry C. Vorys
Director

September 17, 1999	*
Gene Bledsoe
Director

__________, 1999	*
Allen F. Peat
Director

September 17, 1999	*By /s/ Paul R. Sylvester
Paul R. Sylvester
(Attorney-in-Fact)

EXHIBIT INDEX

Exhibit
Number	Description

4.1	Restated Articles of Incorporation. Previously filed as an exhibit to our Form 10-K Annual Report for the fiscal year ended April 30, 1995, and incorporated herein by reference.

4.2	Bylaws. Previously filed as an exhibit to our Form 10-K Annual Report for the fiscal year ended April 30, 1999, and incorporated herein by reference.

4.3	Rights Agreement dated June 2, 1997 between Manatron, Inc., and Registrar and Transfer company. Previously filed as an exhibit to our Form 8-A filed on June 11, 1997, and incorporated herein by reference.

4.4	Registration Rights Agreement dated May 28, 1999, between Manatron and Jennings Wayne Moore.

5	Opinion of Warner Norcross & Judd LLP as to the legality of the securities being registered.

23.1	Consent of independent accountants, Arthur Anderson LLP.

23.2	Consent of Warner Norcross & Judd LLP. (included in Exhibit 5).

24	Powers of Attorney.